Exhibit 99.1

Bell secures the most 5G+ spectrum nationwide with acquisition of 3800 MHz licenses

MONTRÉAL, November 30, 2023 – Bell today announced it is securing additional spectrum licenses, acquired through the federal government’s 3800 MHz auction, to continue bringing super-fast and reliable 5G+ wireless service to more people and businesses across Canada.

Key details about Bell’s 3800 MHz wireless spectrum acquisition:

•	Secured 1.77 billion MHz-Pop for $518 million ($0.29 per MHz-Pop).

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Acquired 939 spectrum licenses, providing Bell with 100 MHz of 3500 MHz and 3800 MHz cross-band spectrum across approximately 99 per cent of Canada’s population, which provides more people and businesses nationwide with better digital experiences.

Key details about Bell’s 5G+ spectrum position:

•	Bell to have access to an industry-leading 3.5 billion MHz-Pop of 5G+ spectrum (combining the 3500 MHz and 3800 MHz spectrum bands).

•	Bell acquired its 5G+ spectrum at a total cost of $2.78 billion ($0.79 per MHz-Pop), the lowest among national wireless carriers.

By operating Bell’s 5G+ network on 3800 MHz wireless spectrum, complemented with the existing 3500 MHz spectrum, Bell will deliver faster wireless speeds for things like downloading and streaming high-resolution videos, as well as uploading content to share on social media or for cloud photo backups. Bell’s 5G+ spectrum will also allow for greater capacity to manage more devices that connect to Bell’s wireless network and provide lower latency, which means real-time communication and immersive experiences can take place with lightning-fast response time.

“Bell 5G+ is important for Canada’s digital future as businesses, entrepreneurs and organizations can leverage our network to develop innovations that enhance the lives of Canadians, such as in artificial intelligence, virtual and augmented reality, cloud gaming, massive IoT and industrial transformation. As part of our transformation from a traditional telco to a tech-services and digital media leader, Bell will continue to deliver cutting-edge technology that provides better experiences for customers and powers more innovation in Canada.”

•	Mirko Bibic, President and Chief Executive Officer, BCE and Bell Canada

Bell’s 5G network is available to 85 per cent of Canadians, and 51 per cent of Canada’s population has access to Bell’s 5G+ network with full deployment happening over the next few years.

About Bell

Bell is Canada’s largest communications company,1 providing advanced broadband wireless, TV, Internet, media and business communication services throughout the country. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. To learn more, please visit Bell.ca or BCE.ca.

[1]	Based on total revenue and total combined customer connections.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries

media@bell.ca

Investor inquiries

Richard Bengian

richard.bengian@bell.ca

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including statements relating to our network deployment plans and anticipated capital expenditures as well as the benefits expected to result therefrom, the benefits expected to result from the acquisition of 3800 MHz spectrum licenses, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. For additional information on assumptions and risks underlying certain of our forward-looking statements made in this news release, please consult BCE Inc.’s (BCE) 2022 Annual MD&A dated March 2, 2023, BCE’s 2023 First, Second and Third Quarter MD&As dated May 3, 2023, August 2, 2023 and November 1, 2023 and BCE’s news release dated November 2, 2023 announcing its financial results for the third quarter of 2023, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.